Exhibit 99.1

e-Future to Acquire Crownhead Holdings Ltd.

BEIJING, Aug. 1 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT - News), a leading Chinese front supply chain management software and service company, today announced that it has entered into a definitive agreement to acquire Crownhead Holdings Ltd. (“Crownhead”) and its subsidiary, Royalstone System Integrated Co., Ltd. (“Royalstone”), a leading retail software and service provider in China. e-Future believes that this acquisition will significantly improve the services it is able to offer to its customers.

The transaction is expected to close by the end of August 2007, subject to customary closing conditions. Under the agreement, e-Future will acquire Crownhead and Royalstone for an aggregate of US$7.69 million in cash and US$2.82 million in e-Future ordinary shares contingent upon Crownhead meeting certain earnings targets during the 17 month period from August 1, 2007 to December 31, 2008. e-Future expects that the transaction will be accretive to e-Future’s earnings per share in 2007 excluding potential amortization of intangibles resulting from the acquisition. e-Future will rename its subsidiary, e-Future (Beijing) Tornado Information Technology, Inc. as e- Future Royalstone Information Technology Inc. (e-Future Royalstone), and Mr. Deliang Tong, Chairman and Chief Executive Officer of Crownhead, will be appointed as e-Future Royalstone’s president .

Mr. Adam Yan, Chairman and Chief Executive Officer of e-Future said, “This deal is strategically important to e-Future because it allows e-Future to rapidly improve its position in China’s retail industry. Through this deal, we will increase our market share in China’s Top 100 companies, global accounts in China and also will establish a service center in southern China. This deal allows us to deliver more comprehensive retail solutions to our retailers.”

Mr. Deliang Tong, commented, “Crownhead is an innovative leader in China’s supermarket market, especially in the Top 100 retailers market and southern China. Our software based on SOA (Service Oriented Architecture) reflects new trends in retail solutions. Crownhead is pleased to join our technological strengths and coverage area with e-Future to serve retail clients throughout China.” Crownhead’s major customers include China Resources Enterprise Ltd., one of the top 4 retail groups in China; Lianghua Shanghai, the largest supermarket group in China; China Petroleum-BP, the largest oil convenience store in China; Bubugao, the biggest retail group in Hunan province; and Yonghui, the biggest retail group in Fujian province.

About Crownhead Holdings Ltd.

Crownhead, a holding company for the wholly owned operating subsidiary of Royalstone System Integrated Co., Inc., was established as an offshore company incorporated in the British Virgin Islands. As of July 2007, Royalstone employed more than 160 individuals.

Royalstone customers are among China’s Top 100 companies, occupying sizeable market shares in supermarket, mall and convenience stores. Its product line Myshop has been recognized for its competitive advantages in the retail industry.

About e-Future Information Technology Inc.

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries.

e-Future serves over 660 clients, including over 400 retailers and over 200 distributors and Fortune 500 companies from across the world that do business in China includes Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as B&Q China, Gucci China, Aeon- JUSCO China, SOGO, Suning and Mickey’s Space, Disney’s franchised stores in China. e-Future is also one of IBM premier business partners in Asia Pacific as well as the partners of SAP, Oracle, Microsoft, JDA and Motorola. The Company has 19 branch offices in 31 provinces in China with over 400 employees including 200 consultants and 160 programmers for software research and development and customization.

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although e-Future believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not close when expected or at all, the acquired entity may not prove to generate revenues or profits for e-Future, and the risks outlined in e-Future’s filings with the U.S. Securities and Exchange Commission. e-Future does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

For more information about e-Future, please visit http://www.e-future.com.cn, English channel.